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                      [Letterhead of Amedia Networks, Inc.]



                                                                 August 19, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Neil Miller, Attorney Advisor

        Re: Registration Statement on Form S-2 filed on July 1, 2005 by Amedia Networks, Inc. (the "Company"), File No. 333-126351

Dear Mr. Miller:

        Reference is made to the letter dated July 26, 2005 from the Division of Corporate Finance of the U.S. Securities and Exchange Commission to the Company (the "Comment Letter") relating to the registration statement on Form S-2 (the "Registration Statement") filed by the Company on July 1, 2005.

        Set forth below are Company's responses to the points raised in the Comment Letter. This letter is being delivered to you in conjunction with the filing of Amendment No. 1 to the Registration Statement (the "Amendment"). The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

SELLING STOCKHOLDERS, PAGE 24

        1. The Company will present the selling stockolder information as of the effective date in the Rule 424(b) prospectus that it intends to file promptly after the Registration Statement is declared effective. The selling stockholder information is presented in the Amendment as of August 15, 2005, the most recent date for which such information is available to the Company.

        2. The requested revisions have been made. Please refer to the footnotes under "SELLING STOCKHOLDERS" in the Amendment for the revised disclosure.

PLAN OF DISTRIBUTION, PAGE 29

        3. The Company has advised each selling stockholder that it may not use any of shares of the Company's common stock included for resale in the Registration Statement and issuable upon the conversion of the convertible preferred stock or the exercise of the warrants to cover any short sales that such selling stockholder may have made prior to the date on which the Registration Statement is declared effective. Each selling stockholder has certified to the Company that it does not intend to cover any short sales it may have made previously with shares of the Company's common stock issuable upon conversion or exercise of the securities included in the Registration Statement. The text under the caption "PLAN OF DISTRIBUTION" included in the Registration Statement has been revised to clarify to the selling stockholders the limitations and restrictions imposed by Regulation M under the Securities Exchange Act of 1934. Please refer to such section in the Amendment. Baseds on the selling stockholders certifications, we do not believe that any further revision to the text is necessary.

        Additionally, the Company has asked each of the selling stockholders to certify in writing whether it had a current short position in the Company's common stock and, if so, to provide details thereof. Based on these responses, a total of four selling stockholders have open short positions in the

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Company's common stock in an aggregate amount not exceeding 148,023 shares. We do not believe that these constitute a material short position in the Company's common stock.


Part II
EXHIBIT 5.1 - OPINION OF COUNSEL

        4. The reference to Form SB-2 was a typographical error. Exhibit 5.1 to the Amendment has been revised to refer to Form S-2.

        I trust that the foregoing addresses the comments raised in the Comment Letter. Please do not hesitate to contact me or the Company's attorneys if we can be of further assistance.


                                           Very truly yours,


                                           /s Frank Galuppo
                                           ----------------
                                           Frank Galuppo
                                           President and Chief Executive Officer





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